EXHIBIT 99.1

The following is a Press Release detailing Manchester United plc’s latest sponsorship agreement.

Press Release

8 April 2013
064/12-13

Enquiries:

Philip Townsend	+44 (0) 161 868 8148
Manchester United plc	communications@manutd.co.uk

David Bogg	+44 (0) 207 522 4016
Aon Benfield	david.bogg@aonbenfield.com

David Prosperi	+1 312 381 2485
Aon plc	david.prosperi@aon.com

Manchester United and Aon enter groundbreaking new eight-year partnership agreement

•                  New Carrington training ground named Aon Training Complex, a state-of-the-art facility focused on performance

•                  Training kit to carry the Aon name

•                  Aon to be Presenting Partner of Manchester United Tours

•                  Manchester United Business Network to work with Aon to enhance partnership themes of talent development, health, risk management, retirement and data & analytics through global programme

Manchester, UK and London, UK: Manchester United plc (NYSE: MANU) and Aon plc (NYSE: AON), the world’s leading provider of risk and human resource solutions, today announced an innovative new business partnership which will, from 1 July 2013, extend their relationship by an additional eight years to 2021 and see the Club’s renowned training centre renamed the Aon Training Complex.

Under the new partnership, Aon will become the first ever partner of the Club’s training facility at Carrington, providing best-in-class advice to the Club on talent development, risk management, health and wellness.

Manchester United and Aon designed this extension to showcase how Aon “Empowers Results” for its clients and to provide the Club with greater access to Aon’s leading risk and human resource solutions.  This new phase will be focused on helping Manchester United drive greater business performance and deliver results on and off the pitch.

Consistent with Aon’s emphasis on training and talent management, United players and coaching staff will also wear Aon-branded training kits at all friendly and competitive domestic fixtures, as well as during training sessions.

Aon, which has its global headquarters in London, will also be the Presenting Partner of all Manchester United pre-season tours for the next eight years, including Tour 2013 presented by Aon in Asia Pacific.

Announcing the partnership, Commercial Director Richard Arnold said:

“I am delighted that this cements our relationship with Aon for a further eight years.  They are a great partner and I am very excited about the possibilities for sustainable advantage this provides the Club as we build our global presence.

“Aon knows that every employee, including the first team, drives the success of our Club.  The Aon Training Complex is all about winning and preparing individuals, identifying talent and performing at the highest level to achieve success.  Aon serves clients with unwavering focus on high performance, training and execution, an approach that mirrors the way we prepare here at Manchester United.”

Phil Clement, Aon’s Global Chief Marketing and Communications Officer, said:

“This announcement is the next step in the evolution of our partnership with Manchester United.  Together, Aon and Manchester United have been working on two critical issues for a growing global business — managing risk and highly performing teams.

“The first phase of our relationship brought Aon an explosion in brand awareness.  This phase of our partnership is a more holistic approach where we can use our expertise and create a global dialogue and knowledge share around the fields of talent, healthcare, risk, retirement, and data and analytics to help deliver great performance and great results.

“As a business our ambition is to empower economic and human possibility and our partnership with Manchester United is the ideal way to do this.

“It is a privilege for Aon to be associated with the world-famous Manchester United training facility. As a symbol of innovation and excellence in the world of sport, it is revered around the world. We have the utmost admiration and respect for the 800 team members at Manchester United and the work they do and look forward to working with them to help build sustainable performance around the world, like we do for all our clients.”

This year’s Tour 2013 presented by Aon will focus on engaging with the Club’s 325 million followers in Asia Pacific and regions where Aon has a strong base of operations. The Tour 2013 involves matches in Bangkok, Sydney, Yokohama, Osaka and Hong Kong as Manchester United and Aon continue to take their partnership to every corner of the world.

In addition, Aon and Manchester United will be dedicated to extending the principles of the work at the Aon Training Complex by innovating with partners and sharing ideas through The Manchester United Business Network, a global programme of research projects, exclusive business events and seminars for senior executives, addressing critical issues in the economy. Aon’s work with the Manchester United Foundation engages both organisations in a shared mission to help communities at risk and empower people across the globe.

Ends

Notes to Editors

Manchester United and Aon have worked together on global initiatives bringing attention to pressing issues, including:

Pass It On — A programme where three Manchester United footballs embarked on an eight-month journey across six continents, engaging clients, colleagues and communities. The balls covered philanthropic events supporting the Manchester United Foundation and supported charities across the world.

Find a Better Way — A charity founded by Sir Bobby Charlton CBE to develop new and more effective ways of identifying and removing the millions of landmines that cause untold suffering in communities around the world. Aon has been proud to lead the drive across the globe to raise the funding needed to support the charity’s research and development programme, as well as landmine removal, preventive education, and health care to support those affected.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 135-year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.

About Aon

Aon plc is the leading global provider of risk management, insurance and reinsurance brokerage, and human resources solutions and outsourcing services. Through its more than 65,000 colleagues worldwide, Aon unites to empower results for clients in over 120 countries via innovative and effective risk and people solutions and through industry-leading global resources and technical expertise. Aon has been named repeatedly as the world’s best broker, best insurance intermediary, reinsurance intermediary, captives manager and best employee benefits consulting firm by multiple industry sources. Visit http://www.aon.com for more information on Aon and http://www.aon.com/manchesterunited to learn about Aon’s global partnership and shirt sponsorship with Manchester United.